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   As filed with the Securities and Exchange Commission on September 11, 2000



                                AMENDMENT NO. 4
                                      TO
                                 SCHEDULE TO
                            TENDER OFFER STATEMENT
                      UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                            PATHOGENESIS CORPORATION
                            (Name of Subject Company)

                             CHIRON CORPORATION AND
                            PICARD ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                               CHIRON CORPORATION
                            (Names of Filing Persons)

                                  COMMON STOCK,
              AND THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                                    70321E104
                      (CUSIP Number of Class of Securities)


                             WILLIAM G. GREEN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               CHIRON CORPORATION
                               4560 HORTON STREET
                              EMERYVILLE, CA 94608
                                 (510) 655-8750
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with copies to:

                             ALISON S. RESSLER, ESQ.
                              MATTHEW G. HURD, ESQ.
                             C/O SULLIVAN & CROMWELL
                             1888 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067-1725
                                 (310) 712-6600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.

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[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, dated August 21, 2000, relating to the offer by Picard Acquisition Corp. ("Merger Sub"), a Delaware Corporation and a wholly owned subsidiary of Chiron Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of PathoGenesis Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of June 26, 1997, as amended, between the Company and Harris Trust and Savings Bank (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $38.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2000 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1) to Schedule TO, and in the related Letter of Transmittal, a copy of which was attached thereto as Exhibit (a)(2).




Item 12.


Item 12 is hereby amended to add the following:

    (a)(13) Question and Answer Communication distributed to PathoGenesis employees entitled "Questions and Answers for PathoGenesis U.S.-based Employees Issue #2, September 11, 2000."


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ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not Applicable.


                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   September 11, 2000


                                                 PICARD ACQUISITION CORP.


                                                    /s/ William G. Green
                                                 --------------------------
                                                 Name:  William G. Green
                                                 Title: Director, Vice
                                                        President and Secretary


                                                 CHIRON CORPORATION


                                                    /s/ William G. Green
                                                 --------------------------
                                                 Name:  William G. Green
                                                 Title: Senior Vice President,
                                                        Secretary and General
                                                        Counsel